Media Release

Pacific Internet Acquires T3 Communications in Australia

Singapore, November 3, 2005 – Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet communications service provider by geographic reach today announced that its wholly owned subsidiary in Australia, Pacific Internet (Australia) Pty Ltd, has entered into an agreement to acquire T3 Communication Partners Pty Ltd and all its subsidiaries (“T3 Communications”) for up to $A5 million. The deal consists of an $A3 million upfront payment and up to another $A2 million over the next 12 months.

T3 Communications’ core business is providing fixed line telephony services to small-to-medium sized businesses (SMBs). The privately owned company commenced operations in 2002 and has consistently recorded strong revenue and profit growth. The company’s turnover for fiscal year 2005 was more than $A12.7 million.

Dennis Muscat, Pacific Internet Australia’s Managing Director, said, “With the acquisition of T3 Communications, Pacific Internet has strengthened its position as a leading Australian communications provider that can bundle telephony and broadband for SMBs. T3 Communications is a successful business that will be gradually integrated into Pacific Internet’s operations. We plan to keep all staff and the Sydney office will remain operational.”

Carlos Perez, T3 Communications’ Managing Director, said, “We’re excited about being part of Pacific Internet and further developing first class services for SMBs.”

Bien Kiat Tan, Chairman of Pacific Internet Limited, commented, “We expect to achieve substantial synergies and benefits through this transaction. T3 Communications’ operational excellence, proven customer satisfaction and expertise in the SMB market are consistent with Pacific Internet’s approach. We believe there will be further opportunities for us as we move forward to combine its successful voice offerings with our growing Internet data business to present a wider suite of value adding solutions.”

“The transaction also underscores our objective to grow the business. It is part of our overall growth plans to acquire successful companies that can bring value to our business and customers. We intend to explore similar opportunities across the Asia Pacific region to enhance Pacific Internet’s position,” added Tan.

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Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Media & Analyst Contacts

Mervin Wang
Pacific Internet Limited
(65) 9798 6077
investor@pacific.net.sg

Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 ext 211
alan@cjpcom.com

Cautionary Statement

Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.